SECURITI[...]

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BRANCH OF REGISTRATIONS AND EXAMINATIONS
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield,	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. McCauley, Jr. 413-744-1332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMPG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza 755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 4/1

OATH OR AFFIRMATION

I, William H. McCauley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Investors Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SUSANA MARQUES
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires Oct. 6, 2011

Susana M. Marques
Notary Public

William H. McCauley, Jr.
Signature

Asst. Vice President and CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

MML Investors Services, Inc. and Subsidiaries
(SEC File Number 8-27250)

Consolidated Financial Statements and Supplemental Schedules
As of and For the Year Ended December 31, 2009
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)

MML Investors Services, Inc. and Subsidiaries

Table of Contents

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Independent Auditors' Report

To the Board of Directors of
MML Investors Services, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, Inc. and Subsidiaries (the Company) as of December 31, 2009, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MML Investors Services, Inc. and Subsidiaries as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2010

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2009
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 28,604
Cash segregated under federal regulations	1,065
Receivables from broker-dealers and clearing organizations	18,209
Receivables from related parties	15
Prepaid expenses and other receivables	2,931
Furniture and equipment (net of accumulated depreciation of $9,121)	263
Taxes receivable	3,111
Deferred tax assets, net	2,706
Total assets	$ 56,904
Liabilities and Equity	
Commissions payable	$ 20,792
Payables to related parties	2,124
Accounts payable and accrued expenses	11,143
Total liabilities	34,059
Equity	
Shareholder's Equity	
Common stock, $1 par value; 300,000 shares authorized; 4,891 shares issued and outstanding	5
Additional paid-in capital	62,795
Accumulated deficit	(40,300)
Total shareholder's equity	22,500
Noncontrolling interests in subsidiary	345
Total equity	22,845
Total liabilities and equity	$ 56,904

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Operations
For the Year Ended December 31, 2009
(Dollars in thousands)

Revenues	
Commissions	$ 174,510
Trail commissions	57,824
Corporate Registered Investment Advisor income	40,790
Other income	28,319
Total revenues	301,443
Expenses	
Commission expense and distribution support	245,300
Management fees	34,793
Compensation and benefits	21,054
General and administrative expenses	15,556
Legal and regulatory costs	3,805
Other expenses	441
Total expenses	320,949
Loss before income taxes	(19,506)
Income tax benefit	6,638
Consolidated net loss	(12,868)
Less: Net income attributable to noncontrolling interests	301
Net loss attributable to controlling interests	$ (13,169)

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2009
(Dollars in thousands)

	Shareholder's Equity				
	Common Stock	**Additional Paid-in Capital**	**Accumulated Deficit**	**Non-controlling Interests**	**Total Equity**
Balances – December 31, 2008	$ 5	$ 53,795	$ (27,131)	$ --	$ 26,669
Cumulative effect of accounting change	--	--	--	323	323
Adjusted Balances – January 1, 2009	5	53,795	(27,131)	323	26,992
Contributions	--	9,000	--	134	9,134
Distributions	--	--	--	(413)	(413)
Net (loss) income	--	--	(13,169)	301	(12,868)
Balances – December 31, 2009	$ 5	$ 62,795	$ (40,300)	$ 345	$ 22,845

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2009
(Dollars in thousands)

Cash flows from operating activities:	
Consolidated net loss	$ (12,868)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation of furniture and equipment and amortization of leasehold improvements	165
Deferred taxes	8
Change in noncontrolling interest	(279)
Changes in operating assets and liabilities:	
Cash segregated under federal regulations	(1,040)
Receivables from brokers or dealers	(2,107)
Prepaid expenses and other assets	(350)
Taxes receivable	1,280
Commissions payable	698
Payables to related parties, net	(394)
Accounts payable and accrued expenses	2,181
Net cash used in operating activities	(12,706)
Cash flows from financing activities:	
Contributions from Parent	9,000
Net decrease in cash and cash equivalents	(3,706)
Cash and cash equivalents, beginning of year	32,310
Cash and cash equivalents, end of year	$ 28,604
Supplemental cash flow information:	
Income taxes received, net	$ 7,926

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization

MML Investors Services, Inc. ("MMLISI") was organized as a Massachusetts corporation in 1981 for the purpose of doing business as a broker-dealer in securities. MMLISI is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual" or "Parent"). MMLISI is the retail broker-dealer for MassMutual's career agency system and offers a wide variety of investment products and services through MassMutual agents, including open-end mutual funds, fee-based investment advisory programs, limited partnerships, variable insurance products, unit investment trusts, and general securities.

MMLISI is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia. MMLISI is the parent corporation of MML Insurance Agency, Inc. ("MMLIAI") and MMLISI Financial Alliances, LLC ("MFA"). MMLISI, MMLIAI, and MFA are collectively referred to as the "Company." For securities held in brokerage accounts, the Company uses National Financial Services, LLC as clearing agent to process customer trades.

MMLIAI, a wholly owned subsidiary of MMLISI, was organized as a Massachusetts corporation in 1990 for the purpose of doing business as an insurance brokerage agency. MMLIAI conducts business in all 50 states, Puerto Rico, and the District of Columbia. MMLIAI enables MassMutual agents to sell non-MassMutual insurance products.

MFA was formed as a series limited liability company in 2004 for the purpose of doing business as a referral broker-dealer and investment adviser. MFA is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is licensed as a broker-dealer in 49 states, Puerto Rico and the District of Columbia. MFA's sole purpose is to provide clients of certain professional firms with access to products and services offered by MMLISI, MMLIAI, and MassMutual. Through its Series B ownership position, MMLISI maintains a 51% controlling interest in MFA. The Series A members, comprised of professional firms, hold a 49% noncontrolling interest in MFA.

(2) Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). All material intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual amounts could differ from those estimates.

(Dollars in thousands)

Noncontrolling interests in MFA are reported separately on the Consolidated Statement of Financial Condition ("Statement of Financial Condition") and the Consolidated Statement of Operations ("Statement of Operations").

Recent Accounting Pronouncements

In 2009, the Financial Accounting Standards Board ("FASB") issued guidance pertaining to the hierarchy of generally accepted accounting principles. This guidance establishes the FASB Accounting Standards Codification ("Codification") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with U.S GAAP. Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standard documents are superseded. All other accounting literature not included in the Codification will be considered nonauthoritative. This guidance was previously issued as Statement of Financial Accounting Standards ("SFAS") No. 168, *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,"* and is now referred to as Accounting Standards Codification ("ASC") 105-10, *"Generally Accepted Accounting Principles."* Adoption of the Codification did not have an impact on the Company's consolidated financial statements, other than disclosures.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *"Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value,"* which became effective for interim and annual reporting periods beginning after August 28, 2009. ASU 2009-05 amends ASC 820-10 to provide guidance on the fair value measurement of liabilities within the scope of this topic. This guidance states that if a quoted price in an active market for the identical liability is available, it represents a Level 1 fair value measurement. In circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity must measure fair value using one or more of the following techniques: (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset; (ii) a valuation technique that uses the quoted price for similar liabilities or similar liabilities when traded as assets; and/or (iii) another valuation technique that is consistent with the principles of Topic 820, such as an income approach or a market approach. In all instances, the reporting entity must maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Adoption of this guidance did not have an impact on the Company's consolidated financial statements.

(Dollars in thousands)

In May 2009, the FASB issued SFAS No. 165, *"Subsequent Events,"* which became effective for interim and annual reporting periods ending after June 15, 2009, and was applied prospectively. This statement is now referred to as ASC 855-10, *"Subsequent Events."* This guidance establishes general standards of accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued or "available to be issued." It also requires disclosure of the date through which management has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or the date the financial statements were available to be issued. In addition, it recognizes two types of subsequent events: recognized subsequent events (events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements) formerly called Type I, and non-recognized subsequent events (events that provide evidence about conditions that did not exist at the date of the balance sheet but arose subsequent to that date) formerly called Type II. The Company has adopted the disclosures required by this guidance.

In December 2007, the FASB issued SFAS No. 160 *"Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,"* which became effective January 1, 2009 and is now referred to as ASC 810-10, *"Consolidations."* This guidance requires reporting entities to present noncontrolling interest (formerly known as minority interest) in a subsidiary in equity, as opposed to a liability or mezzanine equity, in the consolidated financial statements and provides guidance on the accounting for transactions between an entity and noncontrolling interests. It establishes a single method of accounting for changes in a parent company's ownership interest in a subsidiary that do not result in the loss of control. If a parent company percentage of ownership changes and it retains control, the guidance requires the change to be accounted for as an equity transaction in the parent's consolidated financial statements, without the recognition of a gain or loss. However, when there is a change in control, it requires the recognition of a gain or loss on the entire interest held or retained. It also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. And, it requires disclosure on the face of the consolidated statement of operations of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. Previously, net income attributable to the noncontrolling interest generally was reported as an expense or other deduction in arriving at consolidated net income. Adoption of ASC 810-10 resulted in a $0.3 million increase to opening equity pertaining to noncontrolling interests in MFA, which has been recorded as a cumulative effect of accounting change in the Consolidated Statement of Equity.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company invests in a money market fund managed by a related party (see Note 3), which is classified as cash equivalents. Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of MMLISI customers, in accordance with rule 15c3-3 of the SEC (see Note 4).

Furniture and Equipment

The Company's furniture and equipment are comprised primarily of furniture, office equipment, and internally developed and purchased software. Furniture and equipment are recorded at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to earnings as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings. Depreciation is calculated based on the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes. The estimated useful lives of furniture and equipment, by category is as follows: furniture and office equipment (5 years), leasehold improvements (remaining life of the lease), and all other depreciable assets (3 years). Depreciation and amortization expense of $165 in 2009 is included in Other expenses on the Statement of Operations.

Investment Income

Investment income is recorded on an accrual basis and included in Other income on the Statement of Operations. Dividends and other mutual fund distributions are recorded on the ex-dividend date.

Revenue Recognition and Related Expense

Commission revenue and related commission and clearing expenses are recorded on a trade date basis as securities transactions occur. Commission revenue is primarily earned based upon a percentage of the related sales. Corporate Registered Investment Advisor ("CRIA") revenue and Trail commission revenue, which represents asset-based 12b-1 service fees paid to MMLISI by open-end mutual fund companies, and related commission expenses are recognized as the revenue is earned. CRIA and Trail commission revenues are determined based upon a percentage of assets under management. Commission, Trail, and CRIA revenue combined are referred to as Gross Dealer Concessions ("GDC") and the expenses related to these revenues are included in Commission expense and distribution support on the Statement of Operations.

Distribution fees, which do not have a related commission expense, are recognized in the period in which the services are performed and are included in Other income with the related expenses reported in their respective line items to which they pertain on the Statement of Operations. (See Note 3).

Fair Value of Financial Instruments

Financial instruments, which include cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities, with the exception of our General Agent Continuing Commission Program, which has a longer maturity and is valued using a discounted cashflow method. See paragraph below.

Income Taxes

Income taxes due to government authorities are based upon the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company's temporary differences primarily include compensation and legal accruals. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

A valuation allowance may be established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized. The recognition of income taxes are subject to a threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes accrued interest and penalties related to liabilities for unrecognized tax benefits as a component of the provision for income taxes. (See Note 9).

Employee Benefit and Compensation Plans

The Company's eligible employees and retirees are covered by MassMutual's "Employees' pension plan, thrift plan, disability, group life insurance plan", and "Group health plan", all of which provide benefits for certain of its active employees. MassMutual is the sponsor for each of these plans. (See Note 8).

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

Certain officers of MMLISI are eligible to receive Phantom Restricted Stock ("PRS") and Phantom Stock Appreciation Rights ("PSAR") awards under the provisions of MassMutual's long-term incentive compensation plan. These awards do not grant an equity or ownership interest in MassMutual.

PRS provide the participant with the opportunity to receive the full phantom share value (grant price plus/minus any change in share price) over the award period. PRS vests on a graded basis over five years, one third per year after years three, four and five and are paid upon vesting. On each vesting date, a lump sum cash settlement is paid to the participant based upon the number of shares vested multiplied by the most recent phantom stock price. Compensation expense is recognized on the accelerated attribution method, which recognizes the expense over the vesting period by which each separate payout year is treated as if it were, in substance, a separate award.

PSAR provide the participant the right to receive the appreciation in phantom stock price over the award period. Awards can only be settled in cash equal to the gain, if any, related to the number of PSAR exercised. PSAR cliff vest at the end of three years and expire five years after the date of grant. Compensation expense for an individual award is recognized over the vesting period.

(Dollars in thousands)

These awards are classified as a liability in Accounts payable and accrued expenses on the Company's Statement of Financial Condition. Compensation cost is based on intrinsic value and is recorded to expense over the term of the award, considering vesting provisions and forfeiture assumptions. These awards do not have a material impact on the Company's consolidated financial results.

General Agent Continuing Commission Program

The Company has a General Agent Continuing Commission program that facilitates the allocation of future commissions from GDC between one General Agent ("the Former GA") and their successor (the "Successor GA") where certain requirements, primarily related to age and years of service, have been satisfied. These commission payments to the Former GA represent their participation in the GA commission overrides generated from commissions earned by the agents within the agency. The role of MMLISI is to process future GDC generated by the agency and distribute to the Former and Successor GAs.

In 2006, MMLISI committed to making fixed commission payments to certain Former GAs. In 2009, the Company paid $291 to these Former GAs. The present value of the remaining liability is $1,473 at December 31, 2009. The obligations for these payments are recorded as Commissions payable in the Statement of Financial Condition.

Errors and Omissions Claims/Recoveries

The Company records costs associated with errors and omissions claims as incurred. Recovery of such costs from registered representatives, MassMutual general agents, or from errors & omissions insurance are recorded as contra legal expense when recovery is probable.

(3) Related Party Transactions and Agreements

Through distribution agreements, MMLISI is either the retail distributor or the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company ("C.M. Life") and MML Bay State Life Insurance Company ("MML Bay State"), each of which are wholly owned subsidiaries of MassMutual. In addition, MMLISI is the sub-distributor of the MassMutual Premier Fund and MassMutual Select Fund (the "MassMutual Funds") and is placement agent for certain unregistered private placement life insurance and annuity contracts issued by MassMutual. MassMutual agents who are MMLISI registered representatives sell these above referenced policies, contracts, funds, and private placements for which they receive commissions. MMLISI has recognized $89,613 of commission revenue and expense from MassMutual, C.M. Life, and MML Bay State in 2009.

MMLISI provides broker-dealer and distribution services to MassMutual's Retirement Services Division ("RS") for its Individual Retirement Account (MMIRA) Program, for which MMLISI earned $948 in commissions in 2009. MMLISI pays distribution support to MassMutual equal to the MMIRA Program fee income.

(Dollars in thousands)

Pursuant to the terms of its Distribution and Broker-Dealer Servicing Agreement with MassMutual, MMLISI also receives 12b-1 fees directly from certain open-end mutual fund companies for investment selections that are available in RS retirement products. In 2009, MMLISI recorded $2,229 in commissions related to these products and incurred distribution costs equal to these revenues that are payable to MassMutual.

Pursuant to the distribution and servicing agreements noted above with MassMutual, C.M. Life, and MML Bay State, MMLISI is reimbursed for expenses it incurs, which are included in Other income on the Statement of Operations. MMLISI earned $11,729 in such distribution fees collectively from MassMutual, C.M. Life, and MML Bay State in 2009.

In accordance with the terms of MMLISI's agreement with MassMutual for the distribution and servicing of RS's registered 401(k) retirement products, MMLISI earned $7,116 in commission and trail revenue in 2009.

MMLISI has a selling agreement with its affiliate OppenheimerFunds Distributors, Inc. ("OFDI") for the distribution of the OppenheimerFunds, a family of open-end mutual funds and 529 plans. Under the terms of the selling agreement, MMLISI earned $12,983 in 2009 in commissions and service fees from OFDI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds. In addition, the Company earned $910 in 2009 from OFDI for marketing, distribution assistance, and conference support, which is included in Other income in the Statement of Operations.

MMLISI has entered into an Advisory Services Agreement with MassMutual to provide advisory services for its Retirement Management Account Program ("RMA"), for which it earned $492 in RMA program fees in 2009. In addition, MMLISI received trail commissions from OFDI as a result of client assets in the RMA program being invested in mutual funds distributed by OFDI. In 2009, MMLISI recorded $151 of commissions related to these funds and paid distribution costs equal to these revenues to MassMutual.

As of December 31, 2009, the Company owned 27,996,673 Class A shares of an Oppenheimer Institutional Money Market fund (the Institutional Fund), managed by OFDI's parent company OppenheimerFunds, Inc., with an aggregate fair value of $27,997. This investment is included in Cash and cash equivalents on the Statement of Financial Condition. During 2009, the Company earned a total of $166 in dividends from this investment, which is included in Other income on the Statement of Operations.

MMLISI has an agreement with MassMutual Trust Company, FSB ("MMTC") for solicitation of trust services. MMTC is a wholly owned subsidiary of MassMutual. Under the terms of the agreement, MMLISI earned $1,541 in solicitation fees in 2009 from MMTC. These fees are included in CRIA income on the Statement of Operations.

(Dollars in thousands)

The Company has service agreements with MassMutual that provide for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing, access to the general agents of MassMutual, cash management, and other general corporate services. The management fee under these service agreements for 2009 was $34,793. In addition, the Company incurred $926 of rent expense in 2009 for the use of MassMutual office space. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

Components of the management fee as of December 31, 2009 are as follows:

Computer services	$ 21,390
Compliance	5,406
Legal	1,967
Other corporate overhead	6,030
Management fees	$ 34,793

MMLISI provides services to MML Distributors, LLC ("MMLD"), a limited liability company wholly owned by MassMutual, including, but not limited to, accounting, and other general corporate services. Under the service agreement, MMLD pays a management fee equal to MMLISI's allocated costs related to MMLD. The management fee for 2009 was $180 and is included in Other income on the Statement of Operations.

Receivables from related parties of $15 consist of management fees receivable from MML Distributors as of December 31, 2009.

Payables to related parties consist of the following as of December 31, 2009:

Payables to MassMutual:	
MMIRA program	$ 219
Distribution costs	586
RMA program	39
Management fees	1,280
Payables to related parties	$ 2,124

(Dollars in thousands)

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are typically settled in the following quarter.

During 2009, MassMutual approved and paid a total of $9,000 in capital contributions to the Company to fund on-going operational obligations.

(4) Customer Protection Reserve under SEC Rule 15c3-3

MMLISI is a fully computing broker-dealer, and maintains separate bank accounts designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, Inc." for customer funds received. As of December 31, 2009, the balance in these accounts totaled $1,065 and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

(5) Net Capital Requirements

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of "aggregate indebtedness" to "net capital", as those items are defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $10,168, which was $7,887 in excess of its required net capital of $2,281. The Company's ratio of aggregate indebtedness to net capital was 3.37 to 1.

The shareholder's equity of MMLIAI is included as capital in the consolidated computation of MMLISI's net capital since the assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

MFA is accounted for using the equity method of accounting for the filing of MMLISI's FOCUS Report with FINRA and is a non-allowable asset in the computation of the Company's net capital. The following is a summary of certain financial information for MFA that is not included in MMLISI's net capital computation in its FOCUS Report as of December 31, 2009:

	MFA
Total assets	$ 416
Total liabilities	$ 28
Total equity	$ 388

(Dollars in thousands)

(6) Litigation and Regulatory Inquiries

The Company is involved in litigation arising in and out of the normal course of business, including, but not limited to, alleged registered representative misconduct, which seeks both compensatory and punitive damages. The Company is, from time to time, also involved in regulatory investigations and inquiries, certain of which are ongoing. In all such matters, the Company has and is cooperating fully with the applicable regulatory agency or self regulatory organization.

As of December 31, 2009, the Company has $6,038 included in Accounts payable and accrued expenses on the Statement of Financial Condition for unsettled legal matters.

(7) Broker's Bond

MMLISI and MFA each carry a broker's blanket fidelity bond in the amount of $2,000 and $300, respectively. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

(8) Employee Benefits

The Company's eligible employees and retirees are covered by MassMutual's employees' pension plan, thrift plan, disability, group life insurance plan and group health plan, which provide benefits for certain of its active and retired employees. As the plans sponsor, MassMutual retains the liabilities. MMLISI funds the costs of these plans as they are incurred. Costs associated with these plans in 2009, totaling $2,470, are settled on a monthly basis and are included in Compensation and benefits in the Statement of Operations.

Life and Health Insurance Benefits

Life and health insurance benefits are provided to substantially all employees through group insurance contracts, some of which are issued by MassMutual. Those covered employees may become eligible for continuation of certain of these benefits if they reach retirement age while working for the Company.

Defined Benefit Pension Plan

MassMutual has funded and unfunded non-contributory defined benefit pension plans that cover certain MMLISI employees. For participants, benefits are calculated as the greater of a formula based on either final average earnings and length of service or a cash balance formula, which calculates benefits based on amounts allocated to participants that take into consideration age, service and salary during their careers. The Company paid MassMutual $889 in 2009 for its allocated expense related to the Company's employees covered by this plan.

Defined Contribution Plan

MassMutual has funded the qualified 401(k) thrift savings plan for substantially all of MMLISI's employees. The Company paid MassMutual $451 in 2009 for its allocated expense related to the Company's employees covered by this plan.

Post-retirement Benefits

MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover MMLISI's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; a portion of the basic life insurance plan is noncontributory. These benefits are funded by MassMutual as they are provided to the participants. The post-retirement health care plans include a limit on the Company's share of costs for recent and future retirees. The Company paid MassMutual $39 in 2009 for its allocated expense related to the Company's employees covered by this plan.

Deferred Compensation Plans

Nonqualified deferred compensation plans (unfunded defined contribution plans) are offered allowing certain executives to elect to defer a portion of their compensation. Several shadow investment options are available under these plans.

Key employees of the Company are eligible to participate in a long-term incentive compensation plan sponsored by MassMutual. An individual employee's participation may vary from one cycle to the next based on performance, impact on organization and relative contribution. Awards vest over three years, at which time they are paid in cash, and are subject to forfeiture in the event of termination prior to vesting (other than retirement, death, disability or job elimination).

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are eligible for an annual bonus based upon certain factors, including individual and company performance.

(9) Income Taxes

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states as well as a Massachusetts excise tax return with other Parties of MassMutual ("Combined Parties"). MassMutual, and its eligible subsidiaries and certain affiliates (the "Parties"), including the Company, have executed and are subject to a written tax allocation agreement (the "Agreement"). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses that it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

(Dollars in thousands)

Allocated taxes are calculated and paid on a quarterly basis. During the year ended December 31, 2009, the Company received income tax refunds from MassMutual in the amount of 8,273, in accordance with the provisions of the Agreement.

The Internal Revenue Service ("IRS") is currently auditing the years 2004 and 2005.

The Combined Parties are appealing Notices of Assessment issued by the Massachusetts Department of Revenue ("DOR") based on the DOR's examination of excise tax returns filed by the Combined Parties for the years 2003 through 2005. The Company does not anticipate a significant impact to its financial statements as a result of this examination.

Companies are required to disclose unrecognized tax benefits, which are the tax effect of positions taken on their tax returns which may be challenged by the various taxing authorities, in order to provide users of financial statements more information regarding potential liabilities. During 2009, the Company recorded no change to its liability for unrecognized tax benefits. If recognized, the net liability for unrecognized tax benefits as of December 31, 2009 would not impact the Company's effective tax rate.

The Company had gross unrecognized tax benefits of $54 as of December 31, 2009. The Company does not expect the gross unrecognized tax benefits to decrease over the next 12 months.

No interest and penalties were recognized in the Company's financial statements as of, and for the year ended, December 31, 2009.

The components of the income tax benefit for the year ended December 31, 2009 are as follows:

Income tax benefit (expense):	
Current:	
Federal	$ 7,204
State and other	(558)
Total current	6,646
Deferred:	
Federal	(26)
State	18
Total deferred	(8)
Total income tax benefit	$ 6,638

(Dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2009 are as follows:

Deferred tax assets:	
Compensation and legal accruals	$ 3,145
State net operating losses	2,653
Other	124
Total deferred tax assets	5,922
Less: Valuation allowance	(2,844)
Deferred tax asset	3,078
Deferred tax liabilities:	
Furniture and equipment	89
Prepaid expenses	283
Total deferred tax liabilities	372
Net deferred tax asset	$ 2,706

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

The Company had valuation allowances of $2,844 as of December 31, 2009, of which $2,653 was attributable to state net operating losses that management believes will not be realized prior to their expiration. The remaining valuation allowance of $191 relates to existing state deferred tax assets that management believes will not be realized. The state net operating loss carryforwards generally expire from 2010 to 2029.

(Dollars in thousands)

A reconciliation of the difference between the income tax benefit and the amount computed by applying the prevailing U.S. federal tax rate to pre-tax loss for the year ended December 31, 2009 is as follows:

	Amount	Percent
Benefit for income taxes at the U.S. federal rate	$ 6,827	35.0%
State tax, net of federal benefit	(215)	(1.1)
Noncontrolling interest	106	0.5
Other	(80)	(0.4)
Income tax benefit	$ 6,638	34.0%

Excluding the effect of noncontrolling interest the effective tax rate for the Company's controlling interest is 33.5%.

(10) Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications as of December 31, 2009. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

(11) Subsequent Events

The Company has evaluated subsequent events through February 22, 2010, the date the financial statements were available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require disclosure.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009
(Dollars in thousands)

		Additional Information
Net Capital Requirement		
Total shareholder's equity		$ 22,845
Less nonallowable assets:		
Investment in subsidiary	$ 388	
Receivables from brokers or dealers	3,307	
Receivable from affiliates	15	
Current and deferred taxes receivable	5,817	
Prepaid expenses, other assets and cash on deposit with FINRA	2,422	11,949
Net capital before specific reduction in the market value of securities and other deductions		10,896
Less securities haircuts pursuant to Rule 15c3-1		(560)
Less present value adjustment on long-term GA commission liability		(168)
Net capital		$ 10,168
Aggregate Indebtedness		
Total liabilities included in statement of financial condition		$ 34,059
Plus present value adjustment on long-term GA commission liability		168
Less liabilities of consolidated subsidiary (net of intercompany balances with parent of $19)		(9)
Aggregate indebtedness		$ 34,218
Minimum net capital required to be maintained (Greater of $250 or 6-2/3% of $34,218)		2,281
Net capital in excess of minimum requirements		$ 7,887
Ratio of aggregate indebtedness to net capital		3.37 to 1

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2009.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2009
(Dollars in thousands)

		Additional Information
Credit Balances		
Total credit items	$	6
Debit Balances		
Gross debit items	$	--
Less 1 percent charge		--
Total debit items	$	--
Reserve Computation		
Excess of total credits over total debits	$	6
105% of excess of total credits over total debits		6
Amount held on deposit in Reserve Bank Account		1,065
Required deposit		None

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2009.

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Independent Auditors' Report on Internal Control Required by SEC rule 17a-5(g)(1)

To the Board of Directors of
MML Investors Services, Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements of MML Investors Services, Inc. and Subsidiaries (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2010

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
MML Investors Services, Inc. and Subsidiaries:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by MML Investors Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MML Investors Services Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). MML Investors Services Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the America Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries within the Company's general ledger system noting no differences;

2. Compared the total revenue reported in audited X-17A-5 (Part III), for the year ended December 31, 2009, excluding the revenues reported in the FOCUS report for the period from January 1, 2009 to March 31, 2009, with the total revenue reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting that the amounts in X-17A-5 (Part III), as adjusted, were $39,909 lower than the amount reported in Form SIPC-7T, reflecting the revenues of MMLISI Financial Alliances, LLC, a subsidiary of the Company and a separate filer of Form SIPC-7T, which is consolidated in audited X-17A-5 (Part III) and carried as an equity method investment in the FOCUS report;

3. Compared any adjustments reported in Form SIPC-7T to the "December 2009 New SIPC Assessment Activity Report," the Company's supporting schedule, and the trial balance noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the "December 2009 New SIPC Assessment Activity Report" supporting the adjustments noting no differences; and

5. Inspected the SIPC 7-T noting that no overpayment carry forward was claimed on the current assessment form

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MML Investors Services, Inc.
1295 State Street
Springfield, MA 01111
SEC File # 8-27250
Fiscal Year End December 31, 2009

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William McCauley 413-744-1332

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 116,710

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (37,866)
7/30/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 78,844

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 78,844

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 78,844

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MML Investors Services, Inc.
(Name of Corporation, Partnership or other organization)

William H. McCauley Jr.
(Authorized Signature)

AVP, Chief Financial Officer
(Title)

Dated the 22nd day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 233,426,462
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	183,081,597
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,660,896
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	186,742,493
2d. SIPC Net Operating Revenues	$ 46,683,969
2e. General Assessment @ .0025	$ 116,710
	(to page 1 but not less than $150 minimum)